Exhibit 1

Management’s Discussion and Analysis of Financial Condition and Results of Operations

for the Six-Month Period Ended June 30, 2011

The following discussion of the financial condition and results of operations of Brasil Telecom S.A., or Brasil Telecom, should be read in conjunction with Brasil Telecom’s unaudited consolidated interim financial information as of June 30, 2011 and for the six month periods ended June 30, 2011 and 2010 included elsewhere in this report, the information presented under the sections entitled “Presentation of Financial and Other Information” and “Item 3. Key Information—Selected Financial Information,” “Item 5: Operating and Financial Review and Prospects,” “Item 11: Quantitative and Qualitative Disclosures about Market Risk” and Brasil Telecom’s audited consolidated financial statements at December 31, 2010 and 2009 and for the two years ended December 31, 2010 included in Brasil Telecom’s annual report on Form 20-F/A for the fiscal year ended December 31, 2010, filed with the United States Securities and Exchange Commission, or the SEC, on May 2, 2011, which we refer to as the Brasil Telecom Annual Report.

The following discussion contains forward-looking statements that involve risks and uncertainties. Brasil Telecom’s actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including those set forth in “Forward-Looking Statements” and “Item 3. Key Information—Risk Factors” in the Brasil Telecom Annual Report.

The following discussion and analysis of our financial condition and results of operations presents the following:

•	a review of our financial presentation;

•	a brief overview of our company and the principal factors that have influenced our financial condition and results of operations during the six-month period ended June 30, 2011;

•	a discussion of developments since June 30, 2011 that may materially affect our results of operations, financial condition and liquidity;

•	a discussion of our results of operations for the six-month periods ended June 30, 2011 and 2010; and

•	a discussion of our liquidity and capital resources, including our cash flows for the six-month period ended June 30, 2011, and our material short-term and long-term indebtedness as of June 30, 2011.

Presentation of Financial Statements

We have prepared our unaudited consolidated interim financial information at June 30, 2011 and for the six-month periods ended June 30, 2011 and 2010 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, or IFRS.

Overview

We are the largest integrated telecommunication service provider in Region II in Brazil, based on information regarding the total number of our fixed lines in service and mobile subscribers as of June 30, 2011 available from ANATEL. We offer a range of integrated telecommunication services that includes fixed-line and mobile telecommunication services, data transmission services (including broadband access services), internet service provider, or ISP, services and other services, for residential customers, small, medium and large companies, and governmental agencies. During the six-month period ended June 30, 2011, we recorded net operating revenue of R$4,726 million and net income of R$467 million.

Our results of operations for the six-month period ended June 30, 2011 have been influenced, and our future results of operations will continue to be influenced, by a variety of factors, including:

•

the rate of growth of Brazilian GDP, which grew by 6.2% during the 12-month period ended March 31, 2011 (the most recent 12-month period for which the IBGE has released information), which we believe affects demand for our services and, consequently, our net operating revenue;

•

the number of our fixed lines in service, which declined to 7.0 million as of June 30, 2011 from 7.2 million as of December 31, 2010, and the percentage of our fixed-line customers that subscribe to our alternative plans, which increased to 78.2% as of June 30, 2011 from 74.5% at December 31, 2010;

•	the number of our mobile customers, which increased by 4.3% to 8.1 million as of June 30, 2011 from 7.8 million as of December 31, 2010;

•	the number of our fixed-line customers that subscribe to our broadband services, which increased by 2.8% to 2.0 million as of June 30, 2011 from 1.9 million at December 31, 2010;

•

the increased competition in the Brazilian market for telecommunications services, which affects the amount of the discounts that we offer on our service rates and the quantity of services that we offer at promotional rates, and resulted in a 1.2% increase in the amount that we recorded as discounts and returns against our gross operating revenues to R$1,887 million during the six-month period ended June 30, 2011 from R$1,865 million during the corresponding period of 2010;

•	changes in regulatory requirements that result in the incurrence of additional capital expenditures by our company, changes in the revenues that we generate, or changes in the costs that we incur;

•

inflation rates in Brazil, which were 5.47% in the 12-month period ended June 30, 2011 compared to 4.44% in the corresponding period of 2010, as measured by the Telecommunications Services Index (Índice de Serviços de Telecomunicações), or IST, and the resulting adjustments to our regulated rates, as well as the effects of inflation on our real-denominated debt that is indexed to take into account the effects of inflation or bears interest at rates that are partially adjusted for inflation;

•

our compliance with our quality of service obligations under the General Plan on Quality Goals (Plano Geral de Metas de Qualidade) and our network expansion and modernization obligations under the General Plan on Universal Service (Plano Geral de Metas de Universalização) and our concession agreements, the amount of the fines assessed against us by the Brazilian federal telecommunications regulator (Agência Nacional de Telecomunicações), or ANATEL, for alleged failures to meet these obligations and our success in challenging fines that we believe are assessed in error;

•

the 6.3% appreciation of the Brazilian real against the U.S. dollar during the six-month period ended June 30, 2011 compared to the 3.5% appreciation of the Brazilian real against the U.S. dollar during the corresponding period in 2010, which has affected the cost in reais of a substantial portion of the network equipment that we purchase for our capital expenditure projects, the prices of which are denominated in U.S. dollars or are U.S. dollar-linked; and

•

the level of our outstanding indebtedness and fluctuations in benchmark interest rates in Brazil, principally the Interbank Certificate of Deposit (Certificado de Depósito Interbancário), or CDI, rate, an interbank rate, and the Taxa de Juros de Longo Prazo, or TJLP, a long-term interest rate, which affects our interest expenses on our real-denominated floating rate debt.

Recent Developments

Proposed Corporate Reorganization

On May 24, 2011, we disclosed a Statement of Material Fact in which we announced approval by the prior meeting of the shareholders of our indirect parent company Telemar Participações S.A., or TmarPart, of instructions to our management and the managements of our controlling shareholder Coari Participações S.A., or Coari, and our indirect controlling shareholders Telemar Norte Leste S.A., or Telemar, and Tele Norte Leste Participações S.A., or TNL, to conduct studies and take the steps required to implement a corporate reorganization consisting of:

•

a split-off (cisão) and merger of shares (incorporação de ações) under Brazilian law in which (1) Telemar will transfer the shares of Coari, a wholly owned subsidiary of Telemar, that Telemar owns to Coari, (2) Coari will assume a portion of the liabilities of Telemar, which will become joint and several liabilities of Telemar and Coari, (3) Coari will issue one common share and/or one preferred share to the holders of Telemar common and preferred shares (other than the shares of holders who exercise their withdrawal rights with respect to such shares) in exchange for each of their common and preferred shares of Telemar, respectively, and (4) Coari will retain the Telemar shares exchanged for Coari shares and as a result, Telemar will become a wholly-owned subsidiary of Coari;

•	a merger (incorporação) under Brazilian law of Coari with and into our company, with our company as the surviving company; and

•	a merger (incorporação) under Brazilian law of TNL with and into our company, with our company as the surviving company.

The split-off and share exchange, the merger of Coari with and into our company and the merger of TNL with and into our company, which we refer to collectively as the corporate reorganization, are expected to be completed contemporaneously and each transaction is conditioned upon the approval and completion of the other transactions.

We believe that the corporate reorganization furthers the best interests of our company, particularly through:

•

simplifying the corporate structure of our company and our direct and indirect controlling shareholders that will participate in the corporate reorganization, which is currently extremely complex and includes three publicly-held companies with seven different classes of publicly traded shares, and our corporate governance by consolidating our shareholder bases in one public company with two classes of shares that will be traded in Brazil and abroad;

•

reducing operational, administrative and financial costs following the consolidation of the general management of our company and our direct and indirect controlling shareholders that will participate in the corporate reorganization, the simplification of their capital structure, and the improvement of their ability to attract investments and access the capital markets;

•	aligning the interests of the shareholders of our company and TNL;

•	enhancing the liquidity of our shares; and

•

eliminating the costs of separate listings of the shares of our company and TNL, as well as costs arising from separately complying with the public disclosure requirements applicable to our company and TNL .

In addition, on May 24, 2011 we announced that in connection with the corporate reorganization, we had proposed the distribution of our redeemable shares, exclusively to holders of our shares prior to the corporate reorganization, followed by the immediate redemption of those shares for an aggregate amount equal to R$1.5 billion. We have recorded an accrual for this distribution in our consolidated financial statements as of and for the six month period ended June 30, 2011.

On June 29, 2011, in compliance with Legal Opinion No. 35/08 of the Brazilian Securities Commission (Comissão de Valores Mobiliários), we, TNL and Telemar each appointed an independent special committee consisting of three members to evaluate the terms and conditions for the proposed reorganization and submit its recommendations to the board of directors of the respective company.

On August 4, 2011, the independent special committee appointed by our board of directors informed the Chairman of our board of directors that, as a result of (1) its discussions and analysis of the proposed corporate reorganization with its legal and financial advisors, and (2) its negotiations with the independent special committees of TNL and Telemar, our independent special committee recommended that our board of directors adopt the following exchange ratios for the merger of Coari into our company and the merger of TNL into our company:

Original share/Replacement share	Exchange Ratio
TNL common share/Brasil Telecom common share	2.3122
TNL preferred share/Brasil Telecom preferred share	2.1428
TNL preferred share/Brasil Telecom common share	1.8581
Telemar common share/Brasil Telecom common share	5.1149
Telemar class A or class B preferred share/Brasil Telecom preferred share	4.4537
Telemar class A or class B preferred share /Brasil Telecom common share	3.8620

These exchange ratios were approved by the independent special committee of Telemar with respect to the merger of Coari into our company on July 29, 2011 and were approved by the independent special committee of TNL with respect to the merger of TNL into our company on August 1, 2011.

On August 17, 2011, our board of directors and the boards of directors of TNL and Telemar approved the exchange ratios recommended by the independent special committees for the merger of Coari into our company and the merger of TNL into our company. However, in order to comply with the requirement of Brazilian law that shares without voting rights cannot represent more than two-thirds of our share capital, the boards of directors of our company, TNL and Telemar determined that the holders of the preferred shares of TNL and Telemar would receive both common shares and preferred shares of our company in the mergers and determined that the following exchange ratios would be submitted to the meetings of the boards of directors called to consider and approve the mergers:

Original share	Replacement Shares

TNL common share	2.3122 Brasil Telecom common shares
TNL preferred share	0.1879 Brasil Telecom common shares * and * 1.9262 Brasil Telecom preferred shares
Telemar common share	5.1149 Brasil Telecom common shares
Telemar class A or class B preferred share/	0.3904 Brasil Telecom common shares * and * 4.0034 Brasil Telecom preferred share

On August 26, 2011, our board of directors and the boards of directors of TNL and Telemar approved each step of the corporate reorganization and our board of directors approved the proposed distribution of our redeemable shares followed by the immediate redemption of those shares for an aggregate amount equal to R$1.5 billion.

The completion of the proposed corporate reorganization is conditioned on the approval of the split-off and share exchange, the merger of Coari into our company and the merger of TNL into our company by ANATEL and the declaration by the SEC that the registration statement that we will file with respect to the shares of our company that will be issued to holders of shares of TNL in the merger of TNL into our company is effective.

Issuance of Non-Convertible Debentures

In August 2011, Brasil Telecom issued non-convertible debentures in an offering made in Brazil. The aggregate principal amount of the debentures was R$1,000 million. These debentures mature in August 2017 and bear interest at the CDI rate plus 1.00% per annum. We used the net proceeds of this offering for working capital and amortization of indebtedness.

Results of Operations for the Six-Month Period Ended June 30, 2011 Compared with the Six-Month Period Ended June 30, 2010

The following discussion of our results of operations is based on our consolidated financial statements prepared in accordance with IFRS. The discussion of the results of our business segments is based upon financial information reported for each of the segments of our business, as presented in the table below.

The following tables set forth the operating results of each of our segments and the reconciliation of these results of our segments to our consolidated income statement. This segment information was prepared on the same basis as the information that our senior management uses to allocate resources among segments and evaluate their performance. We evaluate and manage the performance of our segments based on information prepared in accordance with IFRS and reflected in our consolidated financial statements.

	Six-Month Period Ended June 30, 2011
	Fixed-Line and Data Transmission Services		Mobile Services		Other		Eliminations		Consolidated
	(in millions of reais)
Net operating revenue	R$	4,144	R$	937	R$	299	R$	(653)	R$	4,726
Cost of sales and services		(1,961)		(650)		(179)		536		(2,254)

Gross profit		2,182		286		121		(117)		2,472
Selling expenses		(489)		(228)		(59)		190		(587)
General and administrative expenses		(584)		(78)		(58)		11		(708)
Other operating income (expenses), net		(132)		(4)		(7)		(84)		(227)

Operating income before financial income (expenses) and taxes	R$	977	R$	(24)	R$	(3)	R$	0	R$	950

	Six-Month Period Ended June 30, 2010
	Fixed-Line and Data Transmission Services		Mobile Services		Other		Eliminations		Consolidated
	(in millions of reais)
Net operating revenue	R$	4,517	R$	957	R$	322	R$	(588)	R$	5,209
Cost of sales and services		(2,070)		(688)		(139)		473		(2,425)

Gross profit		2,448		268		183		(115)		2,784
Selling expenses		(460)		(194)		(73)		187		(540)
General and administrative expenses		(575)		(88)		(88)		24		(729)
Other operating income (expenses), net		(322)		9		12		(93)		(395)

Operating income before financial income (expenses) and taxes	R$	1,091	R$	(5)	R$	34	R$	3	R$	1,120

In the following discussion, references to increases or decreases in any period are made by comparison with the corresponding prior period, except as the context otherwise indicates.

The following table sets forth the components of our consolidated income statement, as well as the percentage change from the corresponding period in the prior year, for the six-month periods ended June 30, 2011 and 2010.

	Six-Month Period Ended June 30,
	2011		2010		% Change
	(in millions of reais, except percentages)
Net operating revenue	R$	4,726	R$	5,209	(9.3)
Cost of sales and services		(2,254)		(2,425)	(7.1)

Gross profit		2,472		2,784	(11.2)
Operating income (expenses)
Selling expenses		(587)		(540)	8.7
General and administrative expenses		(708)		(729)	(2.9)
Other operating income (expenses), net		(227)		(395)	(42.5)

Operating income before financial income (expenses) and taxes		950		1,120	(15.2)
Financial income		517		405	27.7
Financial expenses		(759)		(512)	48.2

Financial expenses, net		(242)		(107)	126.2

Income (loss) before taxes		708		1,014	(30.1)
Income tax and social contribution		(241)		(289)	(16.6)

Net income (loss)	R$	467	R$	725	(35.5)

Net Operating Revenue

The composition of gross operating revenue by category of service before deduction of value-added and other indirect taxes and discounts is discussed below. We do not determine net operating revenue for each category of service as we do not believe such information to be useful to investors.

Gross operating revenue declined by 6.7% during the six-month period ended June 30, 2011, principally due to a 7.0% decline in gross operating revenue of our fixed-line and data transmission services segment. The effects of this decline were partially offset by a 3.4% increase in gross operating revenue of our mobile services segment. Gross operating revenue generated by intersegment sales, which are eliminated in the consolidation of our financial statements, increased by 9.5% during the six-month period ended June 30, 2011.

Net operating revenue declined by 9.3% during the six-month period ended June 30, 2011, principally due to an 8.3% decline in net operating revenue of our fixed-line and data transmission services segment, and to a lesser extent a 7.2% decline in net operating revenue of our other segment and a 2.1% decline in net operating revenue of our mobile services segment. Net operating revenue generated by intersegment sales, which are eliminated in the consolidation of our financial statements, increased by 11.1% during the six-month period ended June 30, 2011.

Net Operating Revenue of Our Fixed-Line and Data Transmission Services Segment

The following table sets forth the components of the gross operating revenue and net operating revenue of our fixed-line and data transmission services segment, as well as the percentage change from the corresponding period in the prior year, for the six-month periods ended June 30, 2011 and 2010.

	Six-Month Period Ended June 30,
	2011		2010		% Change
	(in millions of reais, except percentages)
Local fixed-line services	R$	2,265	R$	2,391	(5.3)
Local fixed-to-mobile calls (VC-1)		700		784	(10.7)
Long-distance fixed-line services		428		552	(22.5)
Long-distance fixed-to-mobile calls (VC-2 and VC-3)		458		614	(25.4)
Remuneration for the use of the fixed-line network		252		250	0.8
Data transmission services		2,841		2,871	(1.0)
Public phones		105		132	(20.5)
Other fixed-line services		311		320	(1.9)

Total gross operating revenue		7,361		7,913	(7.0)
Value-added and other indirect taxes		(1,506)		(1,659)	(9.2)
Discounts and returns		(1,712)		(1,736)	(1.4)

Net operating revenue	R$	4,144	R$	4,517	(8.3)

Gross operating revenue of our fixed-line and data transmission services segment declined by 7.0% during the six-month period ended June 30, 2011, principally due to:

•	a 25.4% decline in gross operating revenue from long-distance fixed-to-mobile calls;

•	a 5.3% decline in gross operating revenue from local fixed-line services;

•	a 22.5% decline in gross operating revenue from long-distance fixed-line calls;

•	a 10.7% decline in gross operating revenue from local fixed-to-mobile calls;

•	a 1.0% decline in gross operating revenue from data transmission services; and

•	a 20.5% decline in gross operating revenue from the sale of pre-paid calling cards for use in public telephones.

Gross Operating Revenue from Local Fixed-Line Services

Gross operating revenue from local fixed-line services declined by 5.3% during the six-month period ended June 30, 2011, primarily due to a 3.5% decline in gross operating revenue from monthly subscription fees and a 15.6% decline in gross operating revenue from metered services.

Gross operating revenue from monthly subscription fees declined primarily as a result of a 6.4% decline in the number of lines in service to 7.0 million as of June 30, 2011 from 7.5 million at June 30, 2010, which occurred primarily as a result of the general trend in the Brazilian telecommunications industry to substitute mobile services in place of local fixed-line services. The effects of this decline were partially offset by (1) the introduction of our “Oi Fixo ilimitado” plans in the six-month period ended June 30, 2011 under which we offer an unlimited number of local fixed-to-fixed minutes, a larger number of local fixed-to-mobile minutes for use to call the mobile customers of Brasil Telecom, and a larger number of fixed-to-fixed long distance minutes than under our other alternative plans at similar prices, (2) rate increases for our alternative plans that reflected increases in inflation of 5.65% in 2010, as measured by the IST, and (3) rate increases for our basic service plans of 0.66% in October 2010.

Gross operating revenue from metered services charges declined principally due to a 27.9% decline in total billed minutes, which are the number of local minutes that exceed the monthly allowance under a customer’s service plan, primarily as a result of (1) the decline in the number of our lines in service, (2) the migration of our fixed-line customers from our basic service plans to our alternative plans that have higher monthly allowances of minutes, and (3) the migration of local traffic origination to mobile handsets.

Gross Operating Revenue from Local Fixed-to-Mobile Calls

Gross operating revenue from local fixed-to-mobile calls, which are charged at the VC-1 rate, declined by 10.7% during the six-month period ended June 30, 2011, primarily as a result of a 10.8% decline in the total number of local fixed-to-mobile minutes as a result of (1) the 6.4% decline in the number of our fixed-line customers, (2) the migration of local traffic origination to mobile handsets as callers take advantage of mobile plans and promotions under which mobile service providers offer bonus mobile-to-mobile minutes within their networks at rates that are lower than a fixed-to-mobile minute, and (3) the introduction of our “Oi Fixo ilimitado” plans in the six-month period ended June 30, 2011 under which we offer a larger number of fixed-to-mobile minutes for use to call the mobile customers of Brasil Telecom than under our other alternative plans.

Gross Operating Revenue from Long-Distance Fixed-Line Services

We account for revenue from long-distance calls that (1) originate and terminate on a fixed-line (2) originate and terminate on a mobile device, or (3) originate on a mobile device and terminate on a fixed-line as revenue from long-distance fixed-line services as revenue from long-distance fixed-line services. Gross operating revenue from long-distance fixed-line services declined by 22.5% during the six-month period ended June 30, 2011, primarily due to a 26.4% decline in the total number of long-distance minutes, primarily as a result of (1) an aggressive discounting campaign undertaken by our competitors, which resulted in a decline in the total number of long-distance minutes, (2) the effects of the 6.4% decline in the number of our fixed-line customers, who are more likely to choose our long-distance services fixed-line services than customers of other fixed-line providers, and (3) the introduction of our “Oi Fixo ilimitado” plans in the six-month period ended June 30, 2011 under which we offer a larger number of fixed-to-fixed long distance minutes than under our other alternative plans and has led to a decline in the number of minutes that we record as long-distance fixed-line services. The effects of these declines were partially offset by increases in the VC-2 and VC-3 rates of 0.98% that were implemented in February 2010 an increase in our regulated long-distance rates of 0.66% that was implemented in October 2010.

Gross Operating Revenue from Long-Distance Fixed-to-Mobile Calls

We account for revenue from long-distance calls that originate on a fixed-line and terminate on a mobile device as revenue from long-distance fixed-to-mobile services. Gross operating revenue from long-distance fixed-to-mobile services, which are charged at the VC-2 or VC-3 rate, declined by 25.4% during the six-month period ended June 30, 2011, principally as a result of declines of 23.3% in the total number of fixed-to-mobile minutes charged at VC-2 rates and VC-3 rates, primarily as a result of (1) an aggressive discounting campaign undertaken by our competitors, and (2) the effects of the 6.4% decline in the number of our fixed-line customers, who are more likely to choose our long-distance services for mobile-to-mobile long-distance calls than customers of other fixed-line providers.

Gross Operating Revenue from Remuneration for the Use of the Fixed-Line Network

Gross operating revenue from remuneration for the use of the fixed-line network increased by 0.8% during the six-month period ended June 30, 2011, primarily as a result of (1) a 0.7% increase in gross operating revenue from interconnection fees paid to us for completing calls on our fixed-line network that were originated on the networks of other fixed-line service providers, and (2) a 0.9% increased in gross operating revenue from interconnection fees paid to us for completing calls on our fixed-line network that were originated on the networks of mobile service providers.

Of our gross operating revenue from remuneration for the use of the fixed-line network, 21.5% during the six-month period ended June 30, 2011 and 22.7% during the corresponding period of 2010 represented interconnection fees paid by Brasil Telecom Mobile for the use of our fixed-line network to complete mobile-to-fixed calls and was eliminated in the consolidation of our financial statements.

Gross Operating Revenue from Data Transmission Services

Gross operating revenue from data transmission services declined by 1.0% during the six-month period ended June 30, 2011, principally due to an 8.0% decline in gross operating revenue from ADSL subscriptions, the effects of which were partially offset by a 9.9% increase in gross operating revenue from commercial data transmission services.

Gross operating revenue from ADSL subscriptions declined primarily due to an 8.1% decline in our average gross operating revenue per subscriber as a result of aggressive promotions that we launched during the six-month period ended June 30, 2011 in an effort to expand our base of broadband customers, the effects of which were partially offset by a 0.5% increase in the average number of ADSL subscriptions to approximately 1,983,000 during the six-month period ended June 30, 2011 from approximately 1,974,000 during the corresponding period of 2010. As of June 30, 2011, our ADSL customer base represented 28.3% of our total fixed lines in service as compared to 26.4% as of June 30, 2010.

Gross operating revenue from commercial data transmission services increased primarily as a result of a 17.6% increase in gross operating revenue from IP services principally as a result of the increased demand for these services, particularly from state-owned entities, banks and card payment companies. Of our gross operating revenue from commercial data transmission services, 6.7% during the six-month period ended June 30, 2011 and 6.1% during the corresponding period of 2010 represented fees paid by Brasil Telecom Mobile and was eliminated in the consolidation of our financial statements.

Gross Operating Revenue from the Sale of Pre-paid Calling Cards for Use in Public Telephones

Gross operating revenue from the sale of pre-paid calling cards for use in public telephones declined by 20.5% during the six-month period ended June 30, 2011, principally due to a decline in the number of public phone credits used as a result of a general trend to reduce usage of pre-paid calling cards for use in public telephones as customers substitute usage of mobile handsets in place of usage of public phones in response to promotions by mobile service providers to the pre-paid segment, including bonus calls and pre-paid card recharges at promotional reduced rates.

Charges Against Gross Operating Revenue

Value-Added and Other Indirect Taxes

Value-added and other taxes on our fixed-line and data transmission services declined by 9.2% during the six-month period ended June 30, 2011, primarily reflecting (1) the change in revenue mix of our fixed-line and data transmission services segment, as fewer taxes or lower tax rates apply to some of our services, such as interconnection services, and (2) the decline in the gross operating revenue of our fixed-line and data transmission services segment.

We are required to contribute to the Universal Telecommunications Service Fund (Fundo de Universalização dos Serviços de Telecomunicações), which we refer to as the FUST, and the Fund for the Technological Development of Telecommunications (Fundo para o Desenvolvimento Tecnológico das Telecomunicações Brasileiras), which we refer to as the FUNTTEL. We are required to contribute 1.0% of our gross operating revenue from the rendering of telecommunications services, net of (1) the Social Integration Program (Programa de Integração Social), or PIS, taxes, (2) the federal Contribution for Social Security Financing (Contribuição para Financiamento da Seguridade Social—COFINS), or COFINS, and (3) ICMS, to the FUST. We are required to contribute 0.5% of our gross operating revenue from the rendering of telecommunications services, net of PIS, COFINS and ICMS taxes, to the FUNTTEL.

Discounts

Discounts offered on our fixed-line services generally applied to data transmission services, monthly subscription fees and intelligent network services (such as caller ID, call forwarding and conference calling). Discounts on our fixed-line and data transmission services declined by 1.4% during the six-month period ended June 30, 2011, primarily as a result of a 5.3% decline of gross operating revenue from local fixed-line services, the effects of which were partially offset by an increase in discounts offered for our broadband services as a result of increased competition for other providers and as part of our efforts to promote the migration of our broadband customers to higher bandwidth subscriptions.

Net Operating Revenue

As a result of the foregoing, net operating revenue of our fixed-line and data transmission services segment declined by 8.3% to R$4,144 during the six-month period ended June 30, 2011 from R$4,517 million during the corresponding period of 2010.

Net Operating Revenue of Our Mobile Services Segment

The following table sets forth the components of the gross operating revenue and net operating revenue of our mobile services segment, as well as the percentage change from the corresponding period in the prior year, for the six-month periods ended June 30, 2011 and 2010.

	Six-Month Period Ended June 30,
	2011		2010		% Change
	(in millions of reais, except percentages)
Mobile telephone services	R$	770	R$	705	9.2
Remuneration for the use of the mobile network		562		561	0.3
Sales of handsets and accessories		11		33	(68.8)

Total gross operating revenue		1,343		1,299	3.4
Value-added and other indirect taxes		(231)		(215)	7.4
Discounts and returns		(175)		(127)	37.8

Net operating revenue	R$	937	R$	957	(2.1)

Gross operating revenue of our mobile services segment increased by 3.4% during the six-month period ended June 30, 2011, due to a 9.2% increase in gross operating revenue from mobile telephone services, the effects of which were partially offset by a 68.8% decline in gross operating revenue from sale of handsets and accessories

Gross Operating Revenue from Mobile Services

Gross operating revenue from mobile services increased by 9.2% during the six-month period ended June 30, 2011, principally due to (1) a 7.3% increase in gross operating revenue from monthly subscription fees, and (2) a 23.5% increase in gross operating revenue from billed minutes (originating calls).

The average number of our pre-paid mobile customers increased by 11.4% to 7.0 million during the six-month period ended June 30, 2011 from 6.3 million during the corresponding period in 2010, primarily as a result of our launch of new promotions that include bonus minutes for long distance calls, packages of data services and credits for use for our short message services, or SMS. The average number of our post-paid mobile customers, including customer that subscribe to our “Oi Controle” plans, declined by 1.0% to approximately 1,023,400 during the six-month period ended June 30, 2011 from approximately 1,034,100 during the corresponding period in 2010, primarily as a result of the migration of our post-paid customers to our pre-paid plans. As of June 30, 2011, pre-paid customers represented 85.4% of our mobile customer base and post-paid customers represented 14.6% of our mobile customer base. Our average monthly net revenue per user (calculated based on the monthly average revenue for each six-month period divided by the monthly average customer base for the same period) declined by 6.6% to R$19.8 during the six-month period ended June 30, 2011 from R$21.2 during the corresponding period in 2010.

Gross operating revenue from monthly subscription fees increased primarily as a result of the migration of our post-paid customer base to plans offering a greater number of minutes and with higher subscription fees, the effects of which were partially offset by the decline in the number of our post-paid customers as a result of the migration of these customers to our pre-paid plans.

Gross operating revenue from billed minutes, which are the number of local minutes used by pre-paid customers plus the number of local minutes used by post-paid customers in excess of the monthly allowance under the customer’s service plan, increased by 23.5%, primarily as a result of (1) the 11.4% increase in the average number of our pre-paid mobile customers, and (2) the increase in sales of promotional pre-paid service packages which permit our customers to make calls to mobile customers within our networks and send SMS messages to mobile subscribers of any Brazilian mobile service provider.

Gross Operating Revenue from Remuneration for the Use of the Mobile Network

Gross operating revenue from remuneration for the use of the mobile network increased by 0.3% during the six-month period ended June 30, 2011, primarily due to an 11.6% increase in the number of our mobile customers, the effects of which were partially offset by customers of others mobile providers taking advantage of promotions offered by those providers that include packages of minutes and SMS services for “on net” traffic.

Of the gross operating revenue from remuneration for the use of the mobile network, 42.1% during the six-month period ended June 30, 2011 and 40.4% during the corresponding period of 2010 represented interconnection fees paid by Brasil Telecom for the use of Brasil Telecom Mobile’s network to complete fixed-to-mobile calls and was eliminated in the consolidation of our financial statements.

Gross Operating Revenue from Sales of Handsets and Accessories

Gross operating revenue from the sale of handsets and accessories declined by 68.8% during the six-month period ended June 30, 2011, primarily as a result of our decision to reduce our focus on the sale of premium mobile devices, such as iPhones, which we had emphasized during the first half of 2010.

Charges Against Gross Operating Revenue

Value-Added and Other Indirect Taxes

Value-added and other taxes on our mobile services increased by 7.4% during the six-month period ended June 30, 2011, primarily reflecting the increase in the gross operating revenue of our mobile services segment.

Discounts

Discounts offered on our mobile services generally consist of rebates on pre-paid telephone cards (typically having commissions of approximately 10.0% over the face amount sold), local fixed-line calls, long-distance calls, and intelligent network services (such as caller ID, call forwarding and conference calling). Discounts on our mobile services increased by 37.8% during the six-month period ended June 30, 2011, primarily as a result of our strategy to increase discounts to maintain and increase our market share as price competition increases.

Net Operating Revenue

As a result of the foregoing, net operating revenue of our mobile services segment declined by 2.1% to R$937 during the six-month period ended June 30, 2011 from R$957 million during the corresponding period of 2010.

Net Operating Revenue of Our Other Segment

Gross operating revenue of our other segment declined by 7.6% during the six-month period ended June 30, 2011, principally due to a 16.7% decline in gross operating revenue from internet services, primarily due to the trend of customers subscribing to a broadband connection to no longer pay for access to internet portals.

Value-added and other taxes on our other services declined by 13.0% during the six-month period ended June 30, 2011, primarily as a result of the decline in our gross operating revenue from the provision of internet services, the effects of which were partially offset by an increase in our gross operating revenue from contact center services. Discounts offered on our other services increased by 42.9% during the six-month period ended June 30, 2011, primarily as a result of an increase in discounts offered for our publicity and advertising sales on our internet portal, iG.

As a result of the foregoing, net operating revenue of our other segment declined by 7.2% to R$299 during the six-month period ended June 30, 2011 from R$322 million during the corresponding period of 2010.

Cost of Sales and Services

Cost of sales and services declined by 7.1% during the six-month period ended June 30, 2011, principally due to (1) a 5.2% decline in cost of sales and services of our fixed-line and data transmission services segment, and (2) to a lesser extent, a 5.5% decline in cost of sales and services of our mobile services segment, the effects of which were partially offset by a 28.8% increase in cost of sales and services of our other segment.

Of the cost of sales and services of our fixed-line and data transmission services segment, 12.2% during the six-month period ended June 30, 2011 and 11.1% during the corresponding period in 2010 represented interconnection fees paid by Brasil Telecom for the use of Brasil Telecom Mobile’s mobile network to complete fixed-to-mobile calls. These fees were eliminated in the consolidation of our financial statements.

Of the cost of sales and services of our mobile services segment, 22.6% during the six-month period ended June 30, 2011 and 22.2% during the corresponding period in 2010 represented (1) interconnection fees paid by Brasil Telecom Mobile for the use of Brasil Telecom’s fixed-line network to complete mobile-to-fixed calls, and (2) fees paid by Brasil Telecom Mobile for EILD services. These fees were eliminated in the consolidation of our financial statements.

The following table sets forth the components of our cost of sales and services, as well as the percentage change from the corresponding period in the prior year, for the six-month periods ended June 30, 2011 and 2010.

	Six-Month Period Ended June 30,
	2011		2010		% Change
	(in millions of reais, except percentages)
Interconnection	R$	863	R$	997	(13.4)
Depreciation and amortization		409		405	1.0
Network maintenance		314		369	(14.9)
Rental and insurance		198		172	15.1
Connection means		42		52	(20.8)
Third-party services		125		101	23.8
Personnel		181		171	5.8
Materials		17		38	(55.3)
Costs of handsets and accessories		13		29	(56.7)
Concession contract renewal fee		26		27	(3.7)
Other costs of sales and services		66		64	3.1

Total cost of sales and services	R$	2,254	R$	2,425	(7.1)

Cost of Sales and Services of Our Fixed-Line and Data Transmission Services Segment

Cost of sales and services of our fixed-line and data transmission services segment declined by 5.2% during the six-month period ended June 30, 2011, principally due to:

•

a 10.2% decline in interconnection costs to R$899 million during the six-month period ended June 30, 2011 from R$1,001 million during the corresponding period of 2010, primarily as a result of the reduction in fixed-to-mobile traffic and long distance fixed-line traffic; and;

•

a 17.6% decline in network maintenance costs to R$285 million during the six-month period ended June 30, 2011 from R$346 million during the corresponding period of 2010, primarily as a result of our program to reduce costs by consolidating our network maintenance services in a smaller number of suppliers.

The effects of these declines were partially offset by a 47.6% increase in rental and insurance costs to R$183 million during the six-month period ended June 30, 2011 from R$124 million during the corresponding period of 2010, primarily as a result of increases in rental expenses incurred for leases of physical space, increases in right-of-way costs and increases in tower rental costs.

The gross profit of our fixed-line and data transmission services segment declined by 10.8% to R$2,182 million during the six-month period ended June 30, 2011 from R$2,448 million during the corresponding period of 2010. As a percentage of net operating revenue of this segment, gross profit declined to 52.7% during the six-month period ended June 30, 2011 from 54.2% during the corresponding period of 2010.

Cost of Sales and Services of Our Mobile Services Segment

Cost of sales and services of our mobile services segment declined by 5.5% during the six-month period ended June 30, 2011, principally due to (1) an 8.8% decline in interconnection costs to R$258 million during the six-month period ended June 30, 2011 from R$283 million during the corresponding period of 2010, primarily as a result of the reduction in fixed-to-mobile traffic and long distance fixed-line traffic, and (2) a 56.7% decline in the cost of handsets to R$13 million during the six-month period ended June 30, 2011 from R$30 million during the corresponding period of 2010, primarily as a result of the reduction of our sales of premium mobile devices, such as iPhones. The gross profit of our mobile services segment increased by 6.6% to R$286 million during the six-month period ended June 30, 2011 from R$268 million during the corresponding period of 2010. As a percentage of net operating revenue of this segment, gross profit increased to 30.6% during the six-month period ended June 30, 2011 from 28.1% during the corresponding period of 2010.

Cost of Sales and Services of Our Other Segment

Cost of sales and services of our other segment increased by 28.8% during the six-month period ended June 30, 2011, principally due to increases in the compensation of some of our employees in our internet services business as a result of the renegotiation of some of our collective bargaining agreements at the end of 2010, and increases in costs for third-party services related to the purchase of content for our internet portal.

The gross profit of our other segment declined by 34.2% to R$121 million during the six-month period ended June 30, 2011 from R$183 million during the corresponding period of 2010. As a percentage of net operating revenue of this segment, gross profit declined to 40.3% during the six-month period ended June 30, 2011 from 56.8% during the corresponding period of 2010.

Gross Profit

As a result of the foregoing, our consolidated gross profit declined by 11.2% to R$2,472 million during the six-month period ended June 30, 2011 from R$2,784 million during the corresponding period of 2010. As a percentage of net operating revenue, gross profit declined to 52.3% during the six-month period ended June 30, 2011 from 53.4% during the corresponding period of 2010.

Operating Expenses

Selling Expenses

Selling expenses increased by 8.7% during the six-month period ended June 30, 2011, principally due to (1) a 17.5% increase in selling expenses of our mobile services segment, and (2) a 6.4% increase in selling expenses of our fixed-line and data transmission segment, the effects of which were partially offset by an 19.2% decline in selling expenses of our other segment.

Fixed-Line and Data Transmission Services Segment

Selling expenses of our fixed-line and data transmission services segment increased by 6.4% during the six-month period ended June 30, 2011, principally due to:

•

a 12.5% increase in contact center expenses to R$156 million during the six-month period ended June 30, 2011 from R$138 million during the corresponding period of 2010, primarily due to the renegotiation of some collective bargaining agreements by our contact center, which is included in our other segment, and expenditures related to service quality campaigns conducted to support our broadband service;

•

a 46.9% increase in advertising and publicity expenses to R$47 million during the six-month period ended June 30, 2011 from R$32 million during the corresponding period of 2010, primarily as a result of an increase in expenditures on our advertising campaigns to support our principal services, such as our “Oi Conta Total” services, and our use of sponsorship of concerts and other events and alternative media to raise brand awareness of our services; and

•

a 26.3% increase in personnel expenses to R$48 million during the six-month period ended June 30, 2011 from R$38 million during the corresponding period of 2010, primarily as a result of an increase in the number of employees and increases in the compensation of some of our employees as a result of the renegotiation of some of our collective bargaining agreements at the end of 2010.

The effects of these increases were partially offset by a 7.9% decline in provision for doubtful accounts to R$162 million during the six-month period ended June 30, 2011 from R$176 million during the corresponding period of 2010, primarily as a result of the decline in net operating revenue of this segment. Our provision for doubtful accounts as a percentage of net operating revenue of this segment remained stable at 3.9% during the six-month period ended June 30, 2011 and the corresponding period of 2010.

As a percentage of net operating revenue of this segment, selling expenses increased to 11.8% during the six-month period ended June 30, 2011 from 10.2% during the corresponding period of 2010.

Mobile Services Segment

Selling expenses of our mobile services segment increased by 16.9% during the six-month period ended June 30, 2011, principally due to a 101.8% increase in other third-party services expenses to R$115 million during the six-month period ended June 30, 2011 from R$57 million during the corresponding period of 2010, primarily as a result of (1) an increase in the number of promotional bonus credits we distributed to our pre-paid costumers upon their purchase of additional paid credits for use to make pre-paid calls, and (2) an increase in sales commission expenses in the post-paid segment. The effects of this increase were partially offset by (1) a 52.9% decline in contact center expenses to R$16 million during the six-month period ended June 30, 2011 from R$34 million during the corresponding period of 2010, and (2) a 74.9% decline in materials expenses to R$5 million during the six-month period ended June 30, 2011 from R$20 million during the corresponding period of 2010, primarily as a result of our decision in 2010 to end our subsidies for mini-modems used by our mobile data transmission customers.

As a percentage of net operating revenue of this segment, selling expenses increased to 24.4% during the six-month period ended June 30, 2011 from 20.3% during the corresponding period of 2010.

Other Segment

Selling expenses of our other segment declined by 18.3% during the six-month period ended June 30, 2011, principally due to:

•

a 65.1% decline in provision for doubtful accounts to R$4 million during the six-month period ended June 30, 2011 from R$10 million during the corresponding period of 2010, primarily as a result of (1) the 16.7% decline in our revenue from internet services, and (2) an improvement in how we bill our customers which has led to higher collection rates; and

•

a 51.0% decline in advertising and publicity expenses to R$5 million during the six-month period ended June 30, 2011 from R$10 million during the corresponding period of 2010, primarily as a result of our decision not to engage in television advertising campaigns for our internet services during 2011.

As a percentage of net operating revenue of this segment, selling expenses declined to 19.9% during the six-month period ended June 30, 2011 from 22.6% during the corresponding period of 2010.

General and Administrative Expenses

General and administrative expenses declined by 2.8% during the six-month period ended June 30, 2011, principally due to (1) a 34.0% decline in general and administrative expenses of our other segment, and (2) a 12.2% decline in general and administrative expenses of our mobile services segment, the effects of which were partially offset by a 1.4% increase in general and administrative expenses of our fixed-line and data transmission segment.

Fixed-Line and Data Transmission Services Segment

General and administrative expenses of our fixed-line and data transmission services segment increased by 1.4% during the six-month period ended June 30, 2011, principally due to:

•

a 4.7% increase in expenses for third-party services to R$379 million during the six-month period ended June 30, 2011 from R$362 million during the corresponding period of 2010, primarily as a result of an increase in expenses for consulting and legal advice related to the corporate reorganization; and

•

a 7.1% increase in personnel expenses to R$111 million during the six-month period ended June 30, 2011 from R$93 million during the corresponding period of 2010, primarily as a result of an increase in the number of employees and increases in the compensation of some of our employees as a result of the renegotiation of some of our collective bargaining agreements at the end of 2010.

The effects of these increases were partially offset by a 12.9% decline in depreciation and amortization expenses to R$81 million during the six-month period ended June 30, 2011 from R$93 million during the corresponding period of 2010, primarily as a result of the increase in the amount of the property, plant and equipment of this segment that has been fully depreciated.

As a percentage of net operating revenue of this segment, general and administrative expenses increased to 14.1% during the six-month period ended June 30, 2011 from 12.7% during the corresponding period of 2010.

Mobile Services Segment

General and administrative expenses of our mobile services segment declined by 12.2% during the six-month period ended June 30, 2011, principally due to our program to reduce costs and expenses in this segment.

As a percentage of net operating revenue of this segment, general and administrative expenses declined to 8.3% during the six-month period ended June 30, 2011 from 9.2% during the corresponding period of 2010.

Other Segment

General and administrative expenses of our other segment declined by 34.0% during the six-month period ended June 30, 2011, principally due to a decline in rental and insurance costs related to bandwidth connections.

As a percentage of net operating revenue of this segment, general and administrative expenses declined to 19.5% during the six-month period ended June 30, 2011 from 27.4% during the corresponding period of 2010.

Other Operating Expenses, Net

Other Operating Income

Other operating income increased by 44.6% to R$287 million during the six-month period ended June 30, 2011 from R$198 million during the corresponding period of 2010, principally due to:

•	our recognition of R$50 million in prescribed dividends during the six-month period ended June 30, 2011;

•

a 129.6% increase in tax refunds and recovered expenses to R$62 million during the six-month period ended June 30, 2011 from R$27 million during the corresponding period of 2010, primarily due to a reversal during the six-month period ended June 30, 2011 of a previously recorded provision related to uncollected charges levied against us in 2005 which are now time-barred; and

•

a 44.2% increase in income from rental of operational infrastructure and other to R$59 million during the six-month period ended June 30, 2011 from R$41 million during the corresponding period of 2010, primarily as a result of increased demand for these services from other service providers as a result of the growth of their customer bases.

The effects of these increases were partially offset by a decline in income from the disposal of property, plant and equipment to R$10 million during the six-month period ended June 30, 2011 from R$34 million during the corresponding period of 2010.

Other Operating Expenses

Other operating expenses declined by 13.4% to R$514 million during the six-month period ended June 30, 2011 from R$593 million during the corresponding period of 2010, principally due to:

•

a 14.9% decline in net provisions to R$294 million during the six-month period ended June 30, 2011 from R$345 million during the corresponding period of 2010, primarily as a result of a reduction in our provision for certain civil lawsuits as a result of our ongoing revision of the estimates of future probable losses arising from these civil lawsuits;

•

a 53.3% decline in employee and management profit sharing expenses to R$18 million during the six-month period ended June 30, 2011 from R$39 million during the corresponding period of 2010, primarily as a result of the decline of the performance of indicators used to estimate this provision; and

•

a 45.5% decline in expenses related to the disposal of property, plant and equipment to R$15 million during the six-month period ended June 30, 2011 from R$28 million during the corresponding period of 2010.

Operating Income (Loss) before Financial Income (Expenses) and Taxes

As a result of the foregoing, our consolidated operating income before financial income (expenses) and taxes declined by 15.3% to R$949 million during the six-month period ended June 30, 2011 from R$1,120 million during the corresponding period of 2010. As a percentage of net operating revenue, operating income before financial income (expenses) and taxes declined to 20.1% during the six-month period ended June 30, 2011 from 21.5% during the corresponding period of 2010.

Fixed-Line and Data Transmission Services Segment

The operating income before financial income (expenses) and taxes of our fixed-line and data transmission services segment declined by 10.4% to R$977 million during the six-month period ended June 30, 2011 from R$1,090 million during the corresponding period of 2010. As a percentage of the net operating revenue of this segment, operating income before financial income (expenses) and taxes declined to 23.6% during the six-month period ended June 30, 2011 from 24.1% during the corresponding period of 2010.

Mobile Services Segment

The operating loss before financial income (expenses) and taxes of our mobile services segment increased by 321.4% to R$24 million during the six-month period ended June 30, 2011 from R$6 million during the corresponding period of 2010. As a percentage of the net operating revenue of this segment, operating loss before financial income (expenses) and taxes increased to 2.5% during the six-month period ended June 30, 2011 from 0.6% during the corresponding period of 2010.

Other Segment

The operating loss before financial income (expenses) and taxes of our other segment was R$4 million during the six-month period ended June 30, 2011 compared to operating income before financial income (expenses) and taxes of R$34 million during the corresponding period of 2010. As a percentage of the net operating revenue of this segment, operating loss before financial income (expenses) and taxes was 1.4% during the six-month period ended June 30, 2011 compared to operating income before financial income (expenses) and taxes of 10.4% during the corresponding period of 2010.

Financial Expenses, Net

Financial Income

Financial income increased by 27.8% to R$517 million during the six-month period ended June 30, 2011 from R$405 million during the corresponding period of 2010, primarily due to (1) a 90.9% increase in investment yield to R$185 million during the six-month period ended June 30, 2011 from R$97 million during the corresponding period of 2010, primarily as a result of an increase in the average amount of our financial investments, and (2) a 37.2% increase in interest and monetary correction on amounts due from related parties to R$145 million during the six-month period ended June 30, 2011 from R$105 million during the corresponding period of 2010, primarily as a result of accrued interest and inflation adjustments on the debentures of TMAR that we hold.

Financial Expenses

Financial expenses increased by 48.2% to R$759 million during the six-month period ended June 30, 2011 from R$512 million during the corresponding period of 2010, primarily due to:

•

our recognition of a reversal of previously recorded inflation adjustments of judicial deposits of R$199 million during the six-month period ended June 30, 2011, primarily as a result of our review of the inflation adjustment estimate on judicial deposits in the first quarter of 2011;

•

a 39.3% increase in interest and inflation adjustments on other liabilities to R$170 million during the six-month period ended June 30, 2011 from R$122 million during the corresponding period of 2010, primarily as a result of our recognition of R$65 million related to the review of Brasil Telecom’s labor provision estimates during the six-month period ended June 30, 2011; and

•

our recognition of interest and commissions on related-party borrowings of R$24 million during the six-month period ended June 30, 2011, primarily as a result of an increase in the average amount of our intragroup borrowings.

Income Tax and Social Contribution

The nominal composite corporate statutory income tax and social contribution rate was 34% in each of the six-month periods ended June 30, 2011 and 2010, Income tax and social contribution expense declined by 16.5% to R$241 million during the six-month period ended June 30, 2011 from R$289 million during the corresponding period of 2010. Our effective tax rate was 34.1% during the six-month period ended June 30, 2011 and 28.6% during the corresponding period of 2010. The table below sets forth a reconciliation of the composite corporate statutory income tax and social contribution rate to our effective tax rate for each of the periods presented.

	Six-Month Period Ended June 30,
	2011	2010
Composite corporate statutory income tax and social contribution rate	34.0%	34.0%
Tax effects of permanent exclusions (additions)	0.1	(6.8)
Tax effects of utilization of tax loss carryforwards	0.0	(1.3)
Tax effects of unrecognized deferred tax assets	0.0	2.7

Effective rate	34.1%	28.6%

Our effective tax rate was 28.6% during the six-month period ended June 30, 2010, primarily as a result of the tax effects of non-deductible expenses, which lowered our effective tax rate by 6.8%, the effects of which were partially offset by the tax effect of our inability to recognize tax loss carryforwards generated by some of our subsidiaries due to uncertainty regarding their eventual realization, which increased our effective tax rate by 2.7%.

Net Income

Our net income declined by 35.6% to R$467 million during the six-month period ended June 30, 2011 from R$725 million during the corresponding period of 2010. As a percentage of net operating revenue, net income declined to 9.9% during the six-month period ended June 30, 2011 from 13.9% during the corresponding period of 2010.

Liquidity and Capital Resources

Our principal cash requirements consist of the following:

•	working capital requirements;

•	servicing of our indebtedness;

•	capital expenditures related to investments in operations, expansion of our networks and enhancements of the technical capabilities and capacity of our networks;

•	dividends on our shares, including in the form of interest attributable to shareholders’ equity.

Unless our board of directors deems it inconsistent with our financial position, payment of dividends is mandatory under our by-laws and, consequently, may give rise to significant cash requirements in future periods.

Our principal sources of liquidity have traditionally consisted of the following:

•	cash flows from operating activities;

•	short-term and long-term loans; and

•	sales of debt securities in domestic and international capital markets.

During the six-month period ended June 30, 2011, cash flow generated by operations was used primarily for investing activities, for working capital requirements and to service our outstanding debt obligations. As of June 30, 2011, our consolidated cash and cash equivalents and current cash investments amounted to R$2,594 million. As of June 30, 2011, we had working capital of R$1,237 million. We believe that our working capital is sufficient for our requirements during 2011.

Cash Flow

Cash Flows from Operating Activities

Our primary source of operating funds is cash flow generated from our operations. Net cash provided by operating activities was R$928 during the six-month period ended June 30, 2011. We consider cash flows provided by our operating activities to be sufficient for our expected cash requirements related to operations. However, we generally finance our investments in property, plant and equipment through the use of bank loans, vendor financing, capital markets and other forms of financing.

Cash Flows Used in Investing Activities

Investing activities used net cash of R$1,056 during the six-month period ended June 30, 2011. During the six-month period ended June 30, 2011, investing activities for which we used cash primarily consisted of (1) net judicial deposits (consisting of deposits less redemptions) of R$548 million, primarily related to provisions for labor, taxes and civil contingencies, and (2) investments of R$515 million in additions to property, plant and equipment, primarily related to the expansion of our data communications network and the implementation of regulatory projects to meet ANATEL’s requirements.

Cash Flows from Financing Activities

Financing activities used net cash of R$1,286 during the six-month period ended June 30, 2011. During the six-month period ended June 30, 2011, we used cash to (1) to repay R$764 million principal amount of our outstanding loans and financing, derivatives and leases, (2) to pay dividends and interest on shareholders’ equity in the aggregate amount of R$462 million, and (3) to pay R$78 million of fees related to our licenses and concessions.

Indebtedness and Financing Strategy

As of June 30, 2011, our total outstanding indebtedness on a consolidated basis was R$3,724 million, consisting of R$1,039 million of short-term indebtedness, all of which represented current portion of long-term indebtedness (or 27.9% of our total indebtedness), and R$2,685 million of long-term indebtedness (or 72.1% of our total indebtedness).

On a consolidated basis, our real-denominated indebtedness constituted substantially all of our indebtedness as of June 30, 2011. As of June 30, 2011, our real-denominated indebtedness bore interest at an average rate of 13.0% per annum. As of June 30, 2011, 94.4% of our debt bore interest at floating rates, including the effect of swap operations.

Short-Term Indebtedness

Our consolidated short-term debt, consisting of the current portion of long-term loans and financings and debentures, was R$1,039 million as of June 30, 2011. Under our financing policy, we generally do not incur short-term indebtedness, as we believe that our cash flows from operations generally will be sufficient to service our current liabilities.

Long-Term Indebtedness

The following table sets forth selected information with respect to our principal outstanding long-term debt instruments as of June 30, 2011.

Instrument	Outstanding Principal Amount		Final Maturity
	(in millions)
Debentures	R$	720	June 2013(1)
BNDES credit facilities:
Brasil Telecom 2006 credit facility:
A loans	R$	1,220	May 2014
B loans	R$	18	May 2014
Brasil Telecom Mobile 2008 loan agreement	R$	232	September 2017
Brasil Telecom 2009 credit facility:
Floating-rate loans	R$	247	December 2018(2)
Fixed-rate loans	R$	93	December 2018(2)
Brasil Telecom Mobile 2009 credit facility:
Floating-rate loans	R$	479	December 2018(2)
Fixed-rate loans	R$	12	December 2018(2)

(1)	The outstanding principal amount of these debentures is payable in three equal annual installments commencing in June 2011.
(2)	Amortization on this facility commences in January 2012.

Some of our debt instruments require that we comply with financial covenants, the most restrictive of which are as follows:

•	Consolidated debt to consolidated EBITDA for the prior 12-month period less than or equal to 3.75 to 1.0 at the end of each fiscal quarter until maturity;

•

Consolidated EBITDA for the prior 12-month period to consolidated interest expense for the prior 12-month period greater than or equal to 1.95 to 1.0 at the end of each fiscal quarter until maturity; and

•	Consolidated debt to consolidated debt plus shareholders’ equity less than or equal to 0.65 to 1.0 at the end of each fiscal quarter until maturity.

We were in compliance with these financial covenants as of June 30, 2011, and we believe that we will be able to comply with these financial covenants at each measurement date occurring on or prior to June 30, 2012. In addition, we believe that our compliance with these financial covenants will not adversely affect our ability to implement our financing plans.

The instruments governing a substantial portion of our indebtedness contain cross-default or cross-acceleration clauses and the occurrence of an event of default under one of these instruments could trigger an event of default under other indebtedness or enable the creditors under other indebtedness to accelerate that indebtedness.

As of June 30, 2011, all of our indebtedness to BNDES was secured by pledges of certain of our accounts receivable.

We have not incurred any material indebtedness since December 31, 2010. For a summary of the terms of our material outstanding indebtedness as of December 31, 2010, see “Item 5: Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness and Financing Strategy—Long-Term Indebtedness” in the Brasil Telecom Annual Report.

Off-Balance Sheet Arrangements

We do not currently have any transactions involving off-balance sheet arrangements.